                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                               GOOLU INC.
-----------------------------------------------------------------------
                            (Name of Issuer)

                             Common Stock
-----------------------------------------------------------------------
                    (Title of Class of Securities)

                                38259N
-----------------------------------------------------------------------
                            (CUSIP Number)

Arthur Cheng, 1000 - 355 Burrard Street, Vancouver, British Columbia,
                             Canada V6C 2G8
                        Telephone (604) 608-0229
-----------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                           September 15, 2000
-----------------------------------------------------------------------
        (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
the following box   [  ].

CUSIP No.      38259N
           ---------------------------

1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above
       Persons

            Global Online Ltd.
       -------------------------------

2)     Check the Appropriate Box if a Member of a Group

(a)    [     ]
(b)    [  x  ]

3)     SEC Use Only
                     --------------------------------------------------

4)     Source of Funds     WC
                        -----------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       ----------------------------------------------------------------

6)     Citizenship or Place of Organization     Cayman Islands
                                             --------------------------

Number of                   (7)  Sole Voting Power    31,235
Shares Bene-                                        -------------------
ficially                    (8)  Shared Voting Power
Owned by                                              -----------------
Each Reporting              (9)  Sole Dispositive Power    31,235
Person                                                   --------------
With                        (10) Shared Dispositive Power
                                                           ------------
11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                             31,235
       ----------------------------------------------------------------

12)    Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares

       ----------------------------------------------------------------

13)    Percent of Class Represented by Amount in Row (11)    6.23%
                                                            -----------

14)    Type of Reporting Person    CO
                                  -------------------------------------

                                                      Page 2 of 5 Pages

ITEM 1.     SECURITY AND ISSUER.

This statement relates to the shares of common stock, with no par value, of Goolu Inc. ("Goolu"), a Colorado corporation having a principal executive office at 1000 - 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8.

ITEM 2.     IDENTITY AND BACKGROUND.

This statement is filed on behalf of Global Online Ltd. ("Global"), a company incorporated in the Cayman Islands with a business address at #27, Ning-Han St., Taichung City, Taiwan.

During the last five years, neither Global, nor its officers and directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Global used its working capital to purchase shares of Goolu.

ITEM 4.     PURPOSE OF TRANSACTION.

Global acquired its shares of Goolu for investment purposes.

Other than as described above, neither Global, nor, to the knowledge of Global, any of its directors or executive officers, have any plans or proposals which relate to or may result in any of the matters listed in Items 4(a)-(j) of Schedule 13D under the Exchange Act. Global reserves the right to acquire additional securities of Goolu, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding Goolu or any of its securities, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.

                                                      Page 3 of 5 Pages

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

On or about July 18, 2000, Global acquired 31,235, or approximately 6.23%, of the common shares of Goolu (the "Shares") at a price per share of approximately $0.37 pursuant to a stock purchase agreement (the "Agreement") dated effective June 20, 2000 between Global and Estey Agencies Ltd. and certain persons, which Agreement is filed as
Exhibit 1 to this Schedule 13D and incorporated herein by reference. Global is the beneficial owner and has sole voting and dispositive power over the Shares.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As of the date hereof, there exist no agreements or understandings between Global on the one hand and any other persons or entities on the other hand that would cause Global and such persons or entities to be a "group" within the meaning of section 13(d)(3) of the Exchange Act.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

     Exhibit Number          Description
     --------------          -----------

            1                Stock Purchase Agreement dated effective
                             June 20, 2000.

                                                      Page 4 of 5 Pages

                               SIGNATURE
                               ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         GLOBAL ONLINE LTD.

                                        By:   /s/ Bill Cheng
                                      ------------------------
                                            (Signature)

                                             Bill Cheng
                                      ------------------------
                                           (Name and Title)

                                                      Page 5 of 5 Pages

                              EXHIBIT INDEX

     Exhibit Number          Description
     --------------          -----------

            1                Stock Purchase Agreement dated effective
                             June 20, 2000